Exhibit (g)(9)

GIBSON, DUNN & CRUTCHER LLP
WAYNE W. SMITH, SBN 054593
JOSEPH P. BUSCH, III, SBN 070340
4 Park Plaza, Suite 1400
Irvine, California 92614-8557
(714) 451-3800

DAVIS POLK & WARDWELL
MICHAEL P. CARROLL
JAMES H.R. WINDELS
450 Lexington Avenue
New York, NY  10017
(212) 450-4000

Attorneys for Defendants Emeritus
Corporation and EMAC Corporation


                         UNITED STATES DISTRICT COURT
                        CENTRAL DISTRICT OF CALIFORNIA
                              SANTA ANA DIVISION


ARV ASSISTED LIVING, INC., a California   |   CASE NO.  SA-CV-98-8-LHM (EEX)
corporation,                              |
                        Plaintiff,        |   OPPOSITION TO PLAINTIFF'S MOTION
            v.                            |   FOR PRELIMINARY INJUNCTION
EMERITUS CORPORTION, a Washington         |
corporation, and EMAC CORPORATION, a      |
Delaware Corporation                      |
                        Defendants.       |
__________________________________________|

               Defendants Emeritus Corporation and EMAC Corporation (collectively, "Emeritus") respectfully submit this oppositon to plaintiff ARV Assisted Living's motion for preliminary injunction.



                               TABLE OF CONTENTS
                               -----------------
                                                                           Page
                                                                           ----

1.    Preliminary Statement................................................  2

2.    Background...........................................................  3

      A.    Emeritus' July 10, 1997 Proposal and the First
            Prometheus Transaction.........................................  4

      B.    ARV Implements Its Poison Pill.................................  5

      C.    Emeritus' October 12, 1997 Proposal and the Second
            Prometheus Transaction.........................................  6

      D.    ARV's Redemption of the Convertible Notes......................  7

      E.    Emeritus' Complaint, $17.50 Tender Offer, and Proxy
            Statement......................................................  8

      F.    ARV's Rejection of Emeritus' $17.50 Offer and Commencement
            of the Instant Action; Emeritus' Schedule 13D-1 Amendments.....  9

3.    PLAINTIFF'S MOTION FOR A PRELIMINARY INJUNCTION SHOULD BE
      DENIED............................................................... 10

4.    Plaintiff Cannot Clearly Establish Its Probable Success
      on the Merits........................................................ 10

      A.    Plaintiff Cannot Clearly Establish the Probable
            Success on the Merits of Its Claims under the
            Federal Securities Laws........................................ 10

            1.    Alleged Omissions Concerning ARV's Leases................ 11

            2.    Alleged Omission Concerning Time Frame for
                  Rescinding Redemption of the Notes....................... 13

            3.    Alleged Omission of Facts Concerning Emeritus'
                  Financing................................................ 15

            4.    Alleged Omission of Facts Concerning Emeritus'
                  Intentions to Follow Through With Its $17.50
                  Cash Offer............................................... 17

      B.    ARV Cannot Clearly Establish the Probable Merits of
            Its Claim Under California's Unfair Competition
            Act............................................................ 18

      C.    ARV Cannot Clearly Establish Its Probable Success on
            the Merits of Its Claim that Emeritus Has Breached
            or Will Breach Its Fiduciary Duties............................ 21

            1.    As a Minority Shareholder of ARV, Emeritus
                  Owes No Fiduciary Duties................................. 21

            2.    ARV Cannot Allege any Current Breach of Fiduciary
                  Duty..................................................... 22

            3.    ARV Has Otherwise Failed To State a Breach of
                  Fiduciary Duty Claim..................................... 23

5.    Plaintiff Cannot Clearly Establish Irreparable Harm.................. 24

6.    The Balance of Hardships Favors Denial of Injunctive
      Relief............................................................... 25

7.    CONCLUSION........................................................... 26


                             TABLE OF AUTHORITIES
                             --------------------
                                                                        Page(s)
                                                                        -------
                                     CASES

Acri v. Varian Assoc., Inc., 114 F.3d 999 (9th Cir. 1997).................. 17

Algrant v. Evergreen Valley Nurseries Ltd., 126 F.3d 178 (3d Cir. 1997).... 19

Associated Gen. Contractors v. Coalition for Econ. Equity, 950 F.2d
  1401 (9th Cir. 1991)..................................................... 10

Bank of the West v. Superior Ct., 2 Cal. App. 4th 1254, 10 Cal. Rptr.
  2d 538 (Cal. 1992)....................................................... 19

Beverly Hills Fed.. Savings. & Loan Ass'n v. Fed. Home Loan Bank Bd.,
  371 F. Supp. 306 (C.D. Cal. 1973)......................................21,22

Blasias Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988).......... 23

Capital Realty Investors Tax Exempt Fund Ltd. v. Dominium Tax Exempt
  Fund, L.L.P., 944 F. Supp. 250 (S.D.N.Y. 1996)........................... 24

Cel- Tech Communications Inc. v. Los Angeles Cellular Phone Co., 59
  Cal. App. 4th 436, 69 Cal. Rptr. 2d 207 (1997)........................... 19

Committee of Cent. Amer. Refugees v. INS, 795 F.2d 1434 (9th Cir.
  1986)...............................................................10,18,25

Consolidated Gold Fields, PLC v. Anglo Am. Corp., 713 F. Supp. 1457
  (S.D.N.Y. 1989)........................................................14,15

Graham v. Medical Mut. of Ohio, 130 F.3d 293 (7th Cir. 1997)............... 10

Hajmm Co. v. House of Raeform Farms, Inc., 403 S.E.2d 483 (N.C 1991)....... 19

Hilton Hotels Corp. v. ITT Corp., 978 F. Supp. 1342 (D. Nev. 1997)......... 23

IU Int'l Corp. v. NX Acquisition Corp., 840 F.2d 220 (4th Cir. 1988)....... 18

MacFadden Holdings, Inc. v. JC Acquisition Corp., 802 F.2d 62 (2d Cir.
  1986).................................................................... 11

Mills v. Electric Auto-Lite Co., 396 U.S. 375, 90 S. Ct. 616 (1970)........ 11

Morris v. Gilbert, 649 F. Supp. 1491 (E.D.N.Y. 1986)....................... 19

Newmont Mining Co. v. Pickens, 831 F.2d 1448 (9th Cir. 1987)............... 16

Onabanc Corp. v. Holtzman, 956 F. Supp. 250 (N.D.N.Y. 1997)................ 24

Perera v. Chiron Corp., No. C-95-20725, 1996 WL 251936 (N.D. Cal.
  May 8, 1996)...........................................................19,20

Polaroid Corp. v. Disney, 862 F.2d 987 (3d Cir. 1988)....................14,15

Rendish v. City of Tacoma, 123 F.3d 1216 (9th Cir. 1997).................10,25

Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 95 S. Ct. 2069 (1975)...11,13, 24

Russell v. Dean Witter Reynolds, Inc., 510 A.2d 972 (Conn. 1986)........... 19

Seibert v. Sperry Rand Corp., 586 F.2d 949 (2d Cir. 1978).................. 15

Shearson Lehman Bros. v. Greenberg, [1992-93 Transfer Binder] Fed. Sec.
  L. Rep. (CCH)Paragraph 97,409 (C.D. Cal. Mar. 15, 1993), aff'd, 60
  F.3d 834 (9th Cir. 1995)................................................. 20

Smith v. Cooper, 846 F.2d 325 (5th Cir. 1988).............................. 19

Spinner Corp. v. Princeville Development Corp., 849 F.2d 388 (9th Cir.
  1988).................................................................... 19

TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 96 S. Ct. 2126 (1976).... 11

Treadway Cos., Inc., 638 F.2d at 380....................................... 12

Virginia Bankshares, Inc. v. Sandberg, 501 U.S. 1083, 111 S. Ct. 2749
  (1991)................................................................13, 17


                                 STATUTES

California Business & Professions Code Section 17200...................... 18

17 C.F.R. Section 240.14d-100...........................................16,17

Fed. R. Evid. 802......................................................... 17

F.T.C., Section 17200..................................................... 19

15 U.S.C. Section 45(a)................................................... 18

28 U.S.C. Section 1367(c)(3).............................................. 17


1.             PRELIMINARY STATEMENT.

               This lawsuit is the most recent in a series of tactics employed by ARV to prevent Emeritus from presenting an offer to ARV's shareholders to
purchase their shares for $17.50 in cash.   As the facts developed in
connection with Emeritus' state action against ARV show, ARV's board of directors has enacted a series of increasingly severe and illegal measures over the last six months to solidify its control over ARV and to prevent Emeritus from presenting its offer to ARV's shareholders. This case is a final attempt by ARV to disempower and disenfranchise its own shareholders and interfere with their right to determine the future of the company.

               ARV's request that this Court enjoin Emeritus' tender offer unless Emeritus removes the conditions to its offer constitutes an unprecedented and unwarranted intrusion into the substantive terms of a business transaction, and should be denied. In short, it should be up to ARV's shareholders, not this Court, to decide whether in fact the conditions to Emeritus' offer are too onerous or unreasonable. If ARV is able to convince its shareholders that this is the case, then ARV should prevail in the proxy contest. However, so long as all material facts about Emeritus' offer are disclosed -- which, as described below, has occurred here -- principles of corporate democracy require that the vote proceed free of interference.

               ARV cannot make a clear showing of likelihood of success on the merits under either of its principal legal theories -- that Emeritus has failed to disclose material facts under the federal securities laws or that Emeritus will breach fiduciary duty to ARV's shareholders -- and therefore its motion for a preliminary injunction should be denied.

               First, with respect to the securities laws, ARV's claims are based either on complete speculation about future events or on the alleged omission of facts which are in actuality properly disclosed. For example, ARV's theory that Emeritus is intending to perform an eleventh hour "bait and switch" and change the form of consideration in its offer from cash to stock is unsupported by any evidence. On the other hand, the existence of the "change of control" provisions in ARV's leases and the conditions to Emeritus' offer are fully disclosed and have received even greater emphasis in supplemented disclosure materials recently filed by Emeritus concerning its offer. Case law establishes that so long as all the material facts and risks are disclosed, it is up to ARV's shareholders to weigh the magnitude of these risks and decide how they want to vote their shares.

               With respect to ARV's breach of fiduciary duty claims, these claims are both entirely unsupported by the record and premature. There is no evidence at all to support ARV's conspiracy theory that Emeritus will withdraw its offer after its director nominees are elected and thereby cause devastating harm to one its competitors. Emeritus has stated publicly that it is fully intending on consummating its $17.50 cash offer and buying ARV's shares at a substantial premium to their market value. If Emeritus' nominees are elected, they will then owe fiduciary duties to ARV's shareholders, which can be enforced as appropriate after the election occurs. There is no need for this Court's involvement now, when there is no evidence that any of the contingencies that ARV has alleged will actually occur.

2.             BACKGROUND.

               Unfortunately, Emeritus cannot cite this Court to any of the evidence that ARV has designated as "confidential" in the state court proceedings. Emeritus received ARV's Reply in Support of Ex Parte Application for Leave to Conduct Expedited Discovery (the "Ex Parte Reply"), and immediately attempted to negotiate a resolution of the designation of documents as "confidential" as proposed by ARV at page 8 of the Ex Parte Reply. Declaration of Joseph P. Busch, III, in Opposition to Plaintiff's Motion for Preliminary Injunction, Paragraph Paragraph 3, 4 (the "2nd Busch Decl."). However, it appears that counsel for ARV in this action was not familiar with ARV's document production and designation in the state court action, and had to confer with counsel for ARV in the state court action before committing to an agreement. Id. As of the finalization of this brief, the results of that "conference" between counsel for ARV has not been communicated to Emeritus. 2nd Busch Decl., Paragraph 5.

               ARV designated as confidential all presentations to the ARV board by its financial advisor, Salomon Brothers, regarding Emeritus' proposals, all communications with shareholders, all communications with public relations firms and proxy solicitors, and all minutes of meetings of the ARV board. 2nd Busch Decl., Paragraph 6. Emeritus cannot cite to that evidence or to the deposition testimony taken in the state court proceedings without being in violation of the state court protective order.

               Emeritus acted quickly to meet and confer with counsel for ARV, and was prepared to accept ARV's proposal. ARV has reneged on what it committed it would do to this Court. Because Emeritus has been severely prejudiced by ARV's delaying tactics on this vital issue, Emeritus requests that this Court not permit ARV to use any of the state court discovery in its reply papers; or, alternatively, if ARV is permitted to use that state court discovery, that Emeritus be permitted to file a supplemental brief.

               A. Emeritus' July 10, 1997 Proposal and the First Prometheus
                  Transaction.(1)

------------
(1) The facts set forth in this background are also found in Emeritus' response to this Court's order to show cause as to why this matter should not be stayed pending the resolution of the state court actions involving ARV (the "Emeritus OSC Resp."). The exhibits filed in support of the Emeritus OSC Resp. are voluminous, and it would not serve the interests of the Court to refile those exhibits. Accordingly, exhibits filed with the Declaration of Joseph P. Busch, III, in Support of Response of Defendants to OSC re: Stay of this Action (the "1st Busch Decl.") will be referenced as "Emeritus OSC Resp., Ex.__." "New" exhibits appended to the 2nd Busch Decl. will be lettered consecutively from the 1st Busch Decl.

               On July 10, 1997, Emeritus sent a letter to ARV's Board proposing that Emeritus acquire the outstanding common stock of ARV for a minimum of $14 per share -- a price representing a significant premium over
the stock's then current market value of $10.25.   Emeritus OSC Resp., Ex. A.
Emeritus did not receive any response to its proposal.

               On July 14, 1997, ARV announced that it had entered into a series of agreements with Prometheus, an affiliate of the investment bank Lazard Freres & Co. (the "First Prometheus Transaction"). Emeritus OSC Resp., Ex. B at 24. In the First Prometheus Transaction, ARV agreed to sell up to 49.9% of its stock to Prometheus at $14 per share. Id. at 25. In return, Prometheus agreed to vote its stock in support of the reelection of ARV's Board, and ARV's directors and senior officers, who owned approximately 20% of the outstanding shares of ARV, agreed to vote their shares, subject to certain conditions, in support of Prometheus' board nominees. Id. at 25-27, 56. The First Prometheus Transaction also granted Prometheus' board representatives veto power over virtually any material activity by the Board. Id.

               By the massive stock sale contemplated by the First Prometheus Transaction, ARV sought to radically alter the ownership structure of ARV to the detriment of its public shareholders, including Emeritus. Before the First Prometheus Transaction, ARV had been 80% owned by public, disinterested shareholders, with the remaining 20% owned by certain of its directors and senior officers. Had the First Prometheus Transaction been fully consummated, Prometheus and the ARV insiders would have together owned near to 60% of ARV and the public shareholders less than 40%. This realignment, in conjunction with the mutual commitments by the ARV insiders and Prometheus to support each other's Board nominees, would have rendered the public shareholders (including Emeritus) powerless to influence the management of ARV and vulnerable to being permanently squeezed out of the company without receiving any control premium.

               On July 21, 1997, Prometheus purchased the first 16% block of ARV stock at $14 per share. Emeritus OSC Resp., Ex. B at 24. Under the terms of the First Prometheus Transaction, ARV's shareholders would be permitted to vote whether or not to approve the First Prometheus Transaction, and if they voted in favor, then Prometheus would purchase a second block of nearly 3.1 million newly issued shares (21% of the outstanding shares) with ARV possessing the right to sell Prometheus the remaining shares (up to 49.9% in total) thereafter. Id.at 25. On August 22, 1997, ARV filed proxy solicitation materials with the Securities and Exchange Commission (the "SEC") stating that the First Prometheus Transaction would be voted on at the company's annual meeting on October 14, 1997, at which time ARV's Board would also stand for reelection. Emeritus OSC Resp., Ex. B.

               B. ARV Implements Its Poison Pill.

               Also on July 14, 1997, ARV announced that it was implementing a "shareholder rights plan" -- (the "Poison Pill").. Under the terms of ARV's Poison Pill, if any shareholder -- other than Prometheus which, despite owning 16% of ARV's shares, was specifically exempted from the Poision Pill -- acquires 10% or more of ARV's stock, all other existing shareholders are immediately given the right to buy additional shares at half price. Emeritus OSC Resp., Exs. b at 28, C at 15-16. The effect of this half price sale is to vastly increase the number of outstanding shares and make an acquisition of ARV prohibitively expensive. Notably, this Poision Pill was implemented only four days after Emeritus' initial proposal.

               C. Emeritus' October 12, 1997 Proposal and the Second Prometheus
                  Transaction.

               On October 12, 1997, after voicing its strong opposition to the First Prometheus Transaction (Emeritus OSC Resp., Exs. D, E), Emeritus made a second proposal to the ARV Board to purchase all of the outstanding shares of ARV for $16.50 per share in cash -- a price 18% higher than the price at which Prometheus had purchased its ARV stock. Emeritus OSC Resp., Ex. F. On October 13, 1997, ARV's Board met and summarily rejected the $16.50 offer. Emeritus OSC Resp., Ex. G.

               The reaction of ARV's shareholders to ARV's rejection of Emeritus' $16.50 offer was decidedly negative. In response to the October 12 offer, the price rose; when the rejection of the offer was announced, the price of the stock dropped by nearly $1.00. Emeritus OSC Resp., Ex. H. The price continued to drop until October 29. Id. In addition, Gary Davidson, chairman of ARV, resigned from the company directly after it rejected Emeritus' offer. Emeritus has alleged in its complaint in the state court action that Mr. Davidson resigned in protest over the extent of control Prometheus was wielding over ARV and because he believed that ARV should have given greater consideration to Emeritus' $16.50 offer.

               On October 29, 1997, instead of heeding the market's response and exploring a transaction with Emeritus, ARV entered into a revised series of agreements with Prometheus. Emeritus OSC Resp., Ex. I. Under these agreements (the "Second Prometheus Transaction"), Prometheus retained the 16% block of ARV's stock, the right to three seats on ARV's board and the option of acquiring up to 49.9% of ARV over a three-year period. Emeritus OSC Resp., Ex. J. The parties also continued their mutual commitments to support each other's Board nominees. Id. The principal change from the first transaction was that instead of committing to purchase additional common stock outright, Prometheus bought $60 million worth of convertible notes from ARV (the "Notes"). Under the terms of the Notes (Emeritus OSC Resp., Ex. K), ARV was permitted to redeem the Notes for common stock at a premium of more than 23%, which would give Prometheus approximately 4.3 million additional shares (or an additional 23% of ARV's stock) at approximately $14 per share. This $14 per share effective price was well below the then current market value of ARV's stock. Emeritus OSC Resp., Ex. H. Because all stock owned by Prometheus was contractually obligated to vote in support of ARV's Board, the redemption provision gave ARV the ability to guarantee that 39% of ARV's stock (the original 16% block plus the additional 23%) would be ready to vote in support of the existing Board.

               Most significantly, ARV announced that the Second Prometheus Transaction would not be subject to shareholder approval and instead would be imposed involuntarily on its shareholders. Emeritus OSC Resp., Exs. 1, J. At this time, ARV also announced that its annual meeting would be rescheduled for January 8, 1998. Id. The only avenue left for ARV's shareholders to object to the Prometheus Transactions was to unseat the Board at the upcoming annual meeting in a vote that was being progressively padded in the existing Board's favor.

               D. ARV's Redemption of the Convertible Notes.

               Realizing that ARV's Board was now fully entrenched and completely unwilling to consider its proposals regardless of the views of shareholders, on November 24, 1997, Emeritus filed preliminary proxy materials with the SEC indicating its intent to field a slate of candidates to run against ARV's Board at the January 8th meeting. Emeritus OSC Resp., Ex. L. In response Emeritus' proxy challenge, ARV's Board met on December 5, 1997 and voted to redeem the Notes, rescheduled the annual meeting again to January 28, 1998, and rescheduled the record date for the annual meeting to December 18, 1997. Emeritus OSC Resp., Ex. M.

               There is no doubt that ARV redeemed the Notes and altered the record date of the annual meeting for the specific purpose of increasing their chances of winning reelection. Publicly available documents show that, on August 19, 1997, the current members of the ARV board and Prometheus owned 3,488,199 of ARV's outstanding common stock, or 29.8%. Emeritus OSC Resp., Ex. B. As of the record date for the upcoming annual meeting of shareholders, the current members of the ARV board and Prometheus own 8,717,751 shares of the 15,848,498 shares eligible to vote, or 55% of the outstanding stock. 2nd Busch Decl., Ex. N, at 4, 34. Clearly, out of fear of Emeritus' proxy solicitation, ARV decided to stack the deck against its own shareholders, and sold effective control of the company at a below market price.

               E. Emeritus' Complaint, $17.50 Tender Offer, and Proxy
                  Statement.

               On December 9, 1997, Emeritus filed a complaint in Orange County Superior Court, alleging primarily that ARV's board members had breached their fiduciary duties to Emeritus by purposefully manipulating the shareholder vote, and that they were aided and abetted in this breach by Prometheus. Emeritus' complaint seeks, among other things, the rescission of the redemption of the Notes (or, in the alternative, an order directing that Prometheus' new 23% block should not be allowed to vote), and a finding that ARV has sold control of itself to Prometheus.

               On December 19, 1997, Emeritus announced that it would commence a tender offer to purchase the outstanding shares of ARV for $17.50 per share in cash. Declaration of Elizabeth A. Camacho in Support of Plaintiff ARV Assisted Living, Inc., Motion for Preliminary Injunction (the "Camacho Decl."), Ex. C. In connection with its tender offer, Emeritus filed its
Schedule 14D-1 with the SEC.  Emeritus disclosed, among other things:

               (1) that its offer is conditioned on the rescission of the redemption of the Notes issued to Prometheus, id. at 174;.

               (2) that it is currently involved in litigation in California state court to obtain this rescission, id. at 172;

               (3) that its offer is conditioned on the transfer or assignment of leases on terms satisfactory to Emeritus, id. at 215;

               (4) that it has obtained a letter from NorthStar Capital Partners Inc. ("NorthStar") stating that NorthStar was "highly confident" of its ability to provide the necessary financing to the tender offer, id. at 190;

               (5) that it has negotiated with various other financial entities the terms of commitment letters for a possible financing structure and proposed merger, but that these letters were not executed, id. at 190;

               (6) that it intends to continue to seek to negotiate with ARV with respect to the acquisition of the company and that, if such negotiations result in a definitive merger agreement, the consideration to be received by ARV's shareholders could include securities, cash, or any combination thereof, id. at 171; and

               (7) that its tender offer is for $17.50 for all shares, assuming satisfaction of the conditions of the offer, id. at 171.

               A few days later, on December 22, 1997, Emeritus mailed its proxy materials to ARV's shareholders. In this material, Emeritus disclosed that it had commenced litigation against ARV in California state court seeking, among other things, an order directing the current board of ARV to rescind the redemption of the Notes. Camacho Decl., Ex. D. at 267. Emeritus further disclosed that the redemption of these Notes was a condition of the $17.50 tender offer,as was its ability to obtain financing on satisfactory terms. Id. at 268. Finally, Emeritus' proxy material directed shareholders to other conditions set forth in its publically available Schedule 14D-1 filing. Id. at 269.

               F. ARV'S REJECTION OF EMERITUS' $17.50 OFFER AND COMMENCEMENT OF
                  THE INSTANT ACTION; EMERITUS' SCHEDULE 13D-1 AMENDMENTS.

               On January 5, 1997, ARV announced that it was recommending to its shareholders that they reject Emeritus' $17.50 offer and continue to support the Prometheus Transactions. On January 7, 1998 -- nearly three weeks after Emeritus filed its proxy material and its tender offer material -- ARV instituted this action in federal court. On January 8 -- just two weeks before a hearing on the merits of Emeritus' request for a preliminary injunction in state court -- ARV filed its own motion for a preliminary injunction. On January 9, 1998, Emeritus filed Amendment No. 2 to the
Schedule 14D-1 Form in connection with its tender offer to include reference to ARV's federal action, and attached a copy of ARV's complaint as an exhibit.
2nd Busch Decl., Exh. O.  On January 12, 1998, Emeritus again amended its
Schedule 14D-1. This most recent amendment discloses the fact that ARV has filed the instant preliminary injunction motion, and states that shareholders "should consider ARV's views as expressed in ARV's Brief when deciding whether or not to tender their shares pursuant to the Offer to Purchase and in deciding how to vote at the forthcoming annual meeting." 2nd Busch Decl., Ex. P. A copy of ARV's legal memorandum in support of its preliminary injunction motion was attached as an exhibit.

3.             PLAINTIFF'S MOTION FOR A PRELIMINARY INJUNCTION SHOULD BE
               DENIED.

               In the Ninth Circuit, "traditional criteria for granting a preliminary injunction include: (1) a strong likelihood of success on the merits; (2) the possibility of irreparable harm to the plaintiff; (3) a balance of hardships favoring the plaintiff; and (4) the advancement of the public interest." Rendish v. City of Tacoma, 123 F.3d 1216, 1219 (9th Cir.
1997). As a general rule, a moving party can only satisfy its burden by demonstrating "either a combination of probable success on the merits and the possibility of irreparable injury or that serious questions are raised and the balance of hardships tips in his favor." Associated Gen. Contractors v. Coalition for Econ. Equity, 950 F.2d 1401, 1410 (9th Cir. 1991).

               When a plaintiff seeks affirmative, mandatory relief -- as opposed to an injunction preserving the status quo -- its burden of proof is particularly high. The Ninth Circuit has held that where "a plaintiff seeks a mandatory preliminary injunction that goes beyond maintaining the status quo pendent lite, 'courts should be extremely cautious' about issuing a preliminary injunction and should not grant relief unless the facts and law clearly favor the plaintiff." Committee of Cent. Amer. Refugees v. INS, 795 F.2d 1434, 1441 (9th Cir. 1986) (quoting Martin v. Int'l Olympic Committee, 740 F.2d 670, 675 (9th Cir. 1980)).

               Here, where ARV seeks an order directing that Emeritus make additional disclosures or change the conditions of its tender offer, the proposed relief would alter the status quo and constitute a mandatory preliminary injunction. See Graham v. Medical Mut. of Ohio, 130 F.3d 293, 295 (7th Cir. 1997). ARV therefore has the heightened burden of showing that both the facts and the law clearly favor its position.

4.             PLAINTIFF CANNOT CLEARLY ESTABLISH ITS PROBABLE SUCCESS ON
               THE MERITS.

               A. Plaintiff Cannot Clearly Establish the Probable Success on
                  the Merits of Its Claims under the Federal Securities Laws.

               Sections 14(a) and 14(e) of the Securities Exchange Act of 1934 make it unlawful to make any misrepresentation or omission of a material fact in the context of, respectively, proxy contests and tender offers. Their purpose is the same -- to ensure that complete and truthful information is provided to shareholders so that they may exercise their voting rights in an informed manner. See Mills v. Electric Auto-Lite Co., 396 U.S. 375, 381, 90
S. Ct. 616, 620 (1970); Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 58, 95 S.
Ct. 2069, 2075 (1975). The Supreme Court has made clear that the disclosure provisions are not intended "to provide a weapon for management to discourage takeover bids." Rondeau, 422 U.S. at 58, 95 S. Ct. at 2076. The determination of what information is "material" is essentially the same under both provisions, see MacFadden Holdings, Inc. v. JC Acquisition Corp., 802 F.2d 62, 69 n.3 (2d Cir. 1986): "An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important" in deciding how to vote or in deciding whether to tender his or her shares. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449, 96 S. Ct. 2126, 2132 (1976). The Supreme Court has explained that, "[p]ut another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by a reasonable investor as having significantly
altered the `total mix' of information made available."   Id., 96 S. Ct. at
2132.

               ARV has failed to show a clear likelihood of success on the merits of its claims under sections 14(a) and 14(e). The purported omissions are non-actionable because: (i) Emeritus has, in fact, made the disclosures which ARV alleges it has not; (ii) the information which ARV alleges should be disclosed is false; or (iii) the information which ARV alleges should be disclosed is immaterial. Moreover, since the filing of ARV's injunction motion, Emeritus has amended its disclosure materials and urged ARV's shareholders, consistent with the purpose of the securities laws, to consider ARV's contentions in deciding how to vote their shares.

                   1. Alleged Omissions Concerning ARV's Leases.

               ARV makes two principal argument concerning the alleged non-disclosure of the "change of control" provisions of its leases: first, that Emeritus has failed to disclose the existence of the provisions; and second, that Emeritus intends to trigger the change of control provisions so as to cause ARV to default on its leases. Emeritus could then, ARV argues, back out of the tender offer and "negotiate for itself ARV's most profitable leases." Pl.'s Br. at 28.

               First, these claims have been rendered moot by Emeritus' January 12, 1998 disclosure that directs ARV's shareholder's to review ARV's publically filed brief. Treadway Cos., Inc., 638 F.2d at 380 (deficiencies in
Schedule 13D cured by subsequent filing). Shareholders are now aware of the lease provisions, and can evaluate them in determining how to vote their shares. ARV's allegation is particularly ironic because, until the filing of ARV's Complaint, ARV itself had not publicly disclosed the terms of the leases. Consistent with its refusal to negotiate or share any information with Emeritus, ARV had not made Emeritus aware of those lease terms. Under the circumstances, Emeritus cannot possibly be liable for its failure to disclose information of which it was reasonably unaware.(2)

------------
(2) Perhaps recognizing that without actually reviewing the leases the Court cannot assess their materiality, ARV has provided the Court with the first page of the 18 leases as well as the change of control provision that it claims are included in each lease. See Decl. of Graham P.
      Espley-Jones Paragraph 6 and Exs. A, B.   However, neither Emeritus nor
      the Court can hope to assess definatively the leases' materiality with reference only to these out-of-context excerpts. For example, from the excerpts provided, it could conceivably be the case that ARV is already in default of the leases given that the recent Prometheus Transactions -- which have made Prometheus a major stockholder and a dominating force on ARV's board of directors -- may be interptreted to be a "change . . . in the . . . entity or entities which ultimately exert effective control over the management and affairs of the tenant." See Decl. of Epsley-Jones, Ex. A at 25-26. Were the provision already triggered, Emeritus would obviously have nothing to disclose. Moreover, assuming that the change in control provision has not been triggered, absent knowledge of the actual monetary terms of the lease, it is impossible to discern whether the lessor would, in its discretion, invoke the provision in the first instance (less likely, for example, if the rents are at or above market rate) or, if triggered, whether the defaults would result in liability of $10 or of $10,000,000 -- factors plainly relevant to the materiality of the condition. Moreover, by providing these selected samples, ARV does not negate the possibility that the leases also might contain some waiver provision such that Emeritus could, upon negotiating with the lessors, avoid any default.

               Second, Emeritus has freely disclosed that its tender offer is conditioned on its being permitted to evaluate such leases, and its being satisfied as to the terms of any transfer or assignment of any lease that might occur as a result of a change of control. In its Schedule 14D-1, Emeritus made clear that it "shall not be required to accept payment or . . . pay for, and may delay the acceptance for payment of or . . . the payment for, any tendered Shares, and may terminate the offer , if, in the sole judgment of [Emeritus] . . . any of the following events shall occur or shall be determined by the purchaser to have occurred: (g) any . . . contract, lease, or consent of any person, entity, or Governmental entity shall not have been obtained, transferred, assigned on terms satisfactory to the purchaser in its sole discretion." Camacho Decl., Ex. C at 215 (emphasis supplied). Emeritus has thus disclosed all that it is able to concerning ARV's leases -- namely, that any renegotiation of the leases that might occur as a result of Emeritus' tender offer must occur on terms satisfactory to Emeritus.

               Third, ARV has no evidence at all to support its allegation that Emeritus is intending to trigger the "change of control" provisions, back out of the tender offer, and thereby cripple one of its competitors. Emeritus is fully intending to consummate its offer of $17.50 in cash. Emeritus' director nominees are running for election with the express mandate, consistent with their fiduciary duties, to carry out this program; and ARV has no evidence to the contrary. See Virginia Bankshares, Inc. v. Sandberg, 501 U.S. 1083, 1095-96, 111 S.Ct. 2749, 2760 (1991) (speculation as to motive, without independent evidence of falsity, cannot sustain a Section 14(a) disclosure claim).

               Finally, if ARV's position were accepted, it would render any company with leases or other contracts (for example, credit agreements) containing "change of control" provisions invulnerable to acquisition. Clearly, that is not the purpose of sections 14(a) or 14(e). See Rondeau, supra.
                   2. Alleged Omission Concerning Time Frame for Rescinding
                      Redemption of the Notes.

               ARV contends that, although Emeritus disclosed that its offer is conditioned on the California state court's rescission of the redemption of the Notes issued to Prometheus, it did not disclose the material fact that "the redemption of the Notes most likely will not occur for at least two years." Pl.'s Br. at 29. This argument fails for at least three reasons.

               First, as a result of Emeritus' January 12, 1998 amendment to its Schedule 13D-1, shareholders have been made aware of the fact that, at least according to some predictions, the appellate process could take two years.

               Second, ARV's argument simply assumes that if the state court orders rescission, ARV or Prometheus will appeal that decision. However, not only is such an assumption completely unsupported by any evidence, it is also one that is unwarranted in the absence of an evaluation of the state court's opinion and of the availability of non-frivolous arguments that could be made on appeal.(3)


------------
(3) To the extent that ARV has determined in advance that it will, in fact, appeal such judgment, its intentions have never been disclosed to Emeritus.

               Finally, implicit in ARV's argument is its view that its own shareholders do not appreciate that resolution of legal disputes can, in theory, include an appeal. In taking this position, ARV further evidences its paternalism and distrust of its shareholders' ability to make an informed decision. As ARV acknowledges, Emeritus expressly (and in bold print) has disclosed to ARV's shareholders that the consummation of the tender offer is contingent upon the recission of the redemption of the Notes issued to Prometheus. Camacho Decl., Ex. C at 174. Emeritus has further described that it is seeking the rescission of the redemption (and of ARV's Poison Pill) in California state court. Id. at 172. And finally, Emeritus has also disclosed that "[i]f Emeritus is unsuccessful in having the redemption rescinded, [it] may elect to reduce the Offer Price to take in to account the purchase of approximately an additional 800,000 shares." Id. None of these statements are rendered false or misleading by Emeritus' failure to disclose to shareholders the fact - widely known to the public -- that the losing party to the litigation has the right of appeal and that the appeal, if taken, might take additional time. See Consolidated Gold Fields, PLC v. Anglo Am. Corp., 713 F. Supp. 1457, 1470 (S.D.N.Y. 1989) ("[I]t is sufficient if the company provides information as to material facts in a format from which a reasonable investor could reach his own conclusions as to the risks of the transaction.").

               Indeed, no located case holds that a party who disclosed the existence of pending litigation without also predicting the duration of any subsequent appeal has violated the securities laws. The only case cited by ARV in support of its novel theory of nondisclosure, Polaroid Corp. v. Disney, 862 F.2d 987 (3d Cir. 1988), is easily distinguished. In Polaroid, the Third Circuit found that the target of a tender offer had established the likely success of its argument that the tender offeror had violated Section 14(e) by stating that it could lawfully consummate its tender offer in compliance with the Federal Reserve Board's margin regulations, issued pursuant to Section 7 of the Exchange Act. Although the regulation would plainly have been violated if fewer than 90% of outstanding shares were tendered (a probable result), the offeror contended that its statement was not misleading because it planned to avoid the violation entirely either by challenging the regulation in court, entering into a friendly merger with Polaroid, or negotiating an alternative method of financing. In this context, the court found that a reasonable shareholder would find material the fact that the offeror could only avoid violating the regulation after the considerable delay of first instituting and then winning a lawsuit or by completely renegotiating its financing. Id. at 1005-06.

               In this case, in stark contrast, there is no certain risk of delay: Emeritus has already instituted its lawsuit, and the state court is due to hear oral argument before the shareholder meeting even occurs. Moreover, unlike Polaroid's shareholders, ARV's shareholders were told that consummation of the tender offer was conditioned on prevailing in the state
court action.   Emeritus was not also required to assume that ARV's
shareholders are so out of touch with the modern judicial system as to require being instructed that parties to a litigation have the right of appeal. See Seibert v. Sperry Rand Corp., 586 F.2d 949, 951 (2d Cir. 1978) (no requirement to disclose information already in the public domain). ARV is therefore unable to establish a clear likelihood of success on the merits of this claim.

                   3. Alleged Omission of Facts Concerning Emeritus'
                      Financing.

               ARV alleges that Emeritus violated the 1934 Act by failing to disclose (1) that NorthStar, the entity that is "highly confident" in its ability to provide the necessary financing for Emeritus' tender offer, is unreliable because it has never previously arranged financing for a hostile tender offer and (2) the identities of the parties with whom Emeritus has had discussions concerning a possible financing structure for its tender offer, but with whom Emeritus has never executed firm commitment letters. Both arguments are easily disposed of.

               First, ARV's allegations regarding NorthStar's competence have been rendered moot by Emeritus' January 12, 1998 disclosure. Second, ARV has pointed to no specific fact suggesting that NorthStar will be unreliable as a source of financing. Simply because NorthStar's name is less recognizable than other financial institutions' or that NorthStar may not have financed a hostile tender offer do not in and of themselves create material risks that need be independently disclosed. Emeritus has a good faith belif that NorthStar will be able to arrange the necessary financing, and has no obligation to suggest otherwise to ARV's shareholders. See Consolidated Gold Fields, PLC, 713 F. Supp. at 1470 ("[A] company is not required to speculate about future events which . . . the company is convinced will not occur").

               Emeritus also has no obligation to disclose the identity of parties with whom Emeritus has had discussions concerning possible financing. Certainly, Item 4 to Schedule 14D-1 requires a party to disclose "the source and total amount of funds or other consideration for the purchase of the maximum number of securities for which the tender offer is being made." 17 C.F.R. Section 240.14d-100. However, Emeritus has not suggested in its tender offer that these unidentified parties are sources of funding; rather, it has made abundantly clear that these negotiations concern only possible financing. The incomplete nature of these negotiations is highlighted by the fact that, as Emeritus has disclosed, it has not entered into any formal commitment letters with these parties, nor does it intend to do so until the California state court litigation is resolved.

               As the Ninth Circuit has made clear, "[n]othing in the history of [the Williams Act] or the regulations indicates that all information must be provided at the outset of the offer." Newmont Mining Co. v. Pickens, 831 F.2d 1448, 1450 (9th Cir. 1987). Here, the shareholders have been presented with only accurate information concerning Emeritus' ability to finance its tender offer, including the fact that its offer is backed by a highly confident letter from NorthStar and by the fact that the terms for a possible
financing structure have been negotiated with other financial sources.   The
shareholders, in the exercise of their informed judgment, are free to accept or reject these terms.(4)

------------
(4) Pursuant to long-standing SEC policy, shareholder must also be given at least five full days to consider any material changes in financing terms that are required to be disclosed in Schedule 14D-1. See Securities Exchange Act of 1934, Release No. 34-23421, n. 70, 1986 SEC Lexis 1179 at *42 (July 11, 1986). Such a material change would, of course, include the disclosure of the identity of any party with whom Emeritus had executed firm commitment letters. This is thus no possibility that, once Emeritus negotiates firm financing, the shareholders will be deprived of sufficient time in which to evaluate the source and terms of such financing.

               4. Alleged Omission of Facts Concerning Emeritus' Intentions
                  to Follow Through With Its $17.50 Cash Offer.

               Finally, ARV claims that Emeritus "has failed to disclose that it has no intention of consummating its Tender Offer, but rather is using the offer as a ruse to gain control of ARV's board of directors and, once in power, plans to reduce the purchase price of the tender offer and substitute shares for cash." Pl.'s Br. at 31; see also 17 C.F.R. Section 240.14d-100,
Item 5

               This argument must be resoundingly rejected. As the Supreme Court has made abundantly clear, the psychological motivation of a disclosing person cannot alone state a claim for a violation of section 14(a). See Virginia Bankshares, 501 U.S. at 1095-96, 111 S.Ct. at 2760 (noting that "the temptation to rest an otherwise nonexistent 14(a) action on psychological enquiry alone would threaten . . . strike suits and attrition by discovery"). Rather, the challenged statement itself must be shown to be false or misleading.

               In reality, nothing about Emeritus' expressed intention to carry through with a $17.50 tender offer is misleading or false. Indeed, ARV's suggestion to the contrary is completely undermined by the fact that Emeritus has candidly stated that it intends to continue to seek to negotiate with ARV about the possibility of acquiring ARV, and that should such negotiations result in a friendly merger, the consideration offered to shareholders could change to stock or some combination of stock and cash. Camacho Decl., Ex C at 171.

               The "evidence" that ARV relies on to support its conspiratorial suggestion that Emeritus' tender offer is a mere ruse cannot be taken seriously. First, ARV points to the fact that Emeritus' initial proposal to ARV involved a stock for stock merger. Pl.'s Br. at 31. However, ARV cannot suggest that Emeritus' intentions in July of 1997 may be assumed to reflect Emeritus' current business strategy, especially where Emeritus has changed its proposals on several occasions in light of ARV's complete refusal to negotiate. Second, ARV points to the fact that in October of 1997, Emeritus' investment bankers were drafting contingent stock for stock transactions even after Emeritus had proposed a "vague" all cash deal as evidence of Emeritus' preference for a stock for stock tender offer. Pl.s Br. at 32. This fact shows only that Emeritus has prepared itself for numerous possible scenarios and that, as least as of October, Emeritus may have been willing to consider a stock for stock deal under certain circumstances. Camacho Decl., Ex C at 171. Indeed, Emeritus continues to make clear to ARV's shareholders that, in the event a friendly merger is negotiated, it may still be willing to consider a stock for stock deal.

               Finally, there is the charge made by Howard Phanstiel, current CEO and Chairman of ARV's Board, that he has "been informed by some of our shareholders and advisors that, even after it announced the purported $17.50 cash offer, Emeritus continued to tell people associated with ARV that a stock for stock transaction is Emeritus' best option."(5) Decl. of Howard Phanstiel Paragraph 4. This kind of generalized accusation in which the parties to the alleged comment are not even identified manifestly does not constitute the clear factual showing needed to justify an injunction in this case. Committee of Cent. Am. Refugees, 795 F.2d at 1441. To conclude otherwise would be particularly inequitable given that the anonymity of the alleged remark prevents Emeritus from vigorously refuting it.

------------
(5) Emeritus has also objected to this "testimony" on the ground of Hearsay, Fed. R. Evid. 802.

               In short, the law is clear that "[a] bidder need only disclose what exists." IU Int'l Corp. v. NX Acquisition Corp., 840 F.2d 220, 222 (4th Cir. 1988). What presently "exists"-- and the only thing shown by the record to exist -- is Emeritus' plan to purchase all tendered shares for $17.50. ARV has not clearly established that Emeritus' intentions are otherwise, and thus, its claim must be rejected.

               B. ARV Cannot Clearly Establish the Probable Merits
                  of Its Claim Under California's Unfair Competition Act.(6)

------------
(6) ARV has not established the probable merit of its federal claims under the 1934 Securities Exchange Act of 1934 because, among other reasons, the record establishes that Emeritus has disclosed to ARV's shareholders all material facts known to it. Accordingly, it is likely that, on Emeritus' motion, this Court will dismiss for failure to state a claim ARV's federal claims prior to any trial on the merits. It is also likely that, in the exercise of its discretion, this Court will decline to exercise supplemental jurisdiction over ARV's state law claims. See 28 U.S.C. Section 1367(c)(3). As the Ninth Circuit has recently reiterated, "state law claims `should' be dismissed if federal claims are dismissed before trial." Acri v. Varian Assoc., Inc., 114 F.3d 999, 1000 (9th Cir.
      1997) (en banc) (quoting United Mine Workers v. Gibbs, 383 U.S. 715, 726, 86 S. Ct. 1130, 1139 (1966)).

               ARV argues that by soliciting votes in the upcoming proxy contest in conjunction with making a $17.50 cash tender offer, Emeritus has violated California Business & Professions Code Section 17200, also known as the Unfair Competition Act. However, ARV cannot establish the probable, let alone likely, success of a claim brought under Section 17200 because Section 17200 does not apply to claims relating to securities.

               California, like most states, has adopted a "baby FTC act," a local version of Section 5 of the Federal Trade Commission Act, see 15 U.S.C.
Section 45(a), the federal statute that proscribes unfair methods of competition and deceptive and misleading practices. Section 17200, California's baby FTC act (see Bank of the West v. Superior Ct., 2 Cal. App. 4th 1254, 1264, 10 Cal. Rptr. 2d 538, 544 (Cal. 1992)), prohibits generally
"unfair competition" -- a term defined to include any "unlawful, unfair or fraudulent business act or practice." Like Section 5 of the FTC, Section 17200 was enacted to provide consumers with the same measure of protection against unfair business practices that, under the common law tort of unfair competition, was available to the competitors of the allegedly unfair party. Bank of the West, 2 Cal. App. 4th at 1263-64,10 Cal. Rptr. 2d at 551.

               Because the broad purpose of these baby FTC acts is to protect consumers, almost every court to have considered the question has held that these statutes do not apply to claims stemming from securities-related claims because such claims can already be brought under federal and state securities laws. As the North Carolina Supreme Court explained in declining to apply its own baby FTC act to securities claims:

               [T]o extend the Act to securities transactions would create overlapping supervision, enforcement, and liability in this area, which is already pervasively regulated by state and federal statutes and agencies. [T]here is enough legislative apparatus already in place to govern securities transactions without also applying the Act.

Hajmm Co. v. House of Raeform Farms, Inc., 403 S.E.2d 483, 493 (N.C 1991); see also Spinner Corp. v. Princeville Development Corp., 849 F.2d 388, 391 (9th Cir. 1988) (to provide plaintiffs with remedies under both state blue sky law and Hawaii's baby FTC would be "inconsistent with a coherent legislative intent"); Smith v. Cooper, 846 F.2d 325, 328 (5th Cir. 1988) (Louisiana law). Courts finding baby FTC acts inapplicable to securities claims have also pointed out that the FTC Act itself -- which most state courts, including California's, see Cel- Tech Communications Inc. v. Los Angeles Cellular Phone Co., 59 Cal. App. 4th 436, __,69 Cal. Rptr. 2d 207, 224 (1997), look to in interpreting their own baby FTC act -- has been repeatedly held not to apply to securities claims. See Algrant v. Evergreen Valley Nurseries Ltd., 126 F.3d 178 (3d Cir. 1997); Russell v. Dean Witter Reynolds, Inc., 510 A.2d 972, 977 (Conn. 1986); Morris v. Gilbert, 649 F. Supp. 1491 (E.D.N.Y. 1986).

               Courts in the Ninth Circuit have followed these cases in interpreting the applicability of Section 17200 to securities claims. In Perera v. Chiron Corp., No. C-95-20725, 1996 WL 251936, at *5 (N.D. Cal. May 8, 1996), the district court considered a motion to dismiss a class action complaint alleging violations of both Section 14 of the 1934 Act and Section 17200 of the California Business and Professional Code. In dismissing the
Section 17200 claims, the court explained that "although no California court has expressly stated that Section 17200 is inapplicable to securities transactions, the Ninth Circuit recently affirmed a district court's dismissal of a Section 17200 claim on these exact grounds." Id. (citing Shearson
Lehman Bros. v. Greenberg, [1992-93 Transfer Binder] Fed. Sec. L. Rep.
(CCH)Paragraph 97,409 (C.D. Cal. Mar. 15, 1993) (Section 17200 is "not applicable to securities transactions" and is "completely preempted by federal law"), aff'd, 60 F.3d 834 (9th Cir. 1995)). The court also observed that its finding that section 17200 did not apply to conduct covered under the federal securities laws was "in accordance with numerous cases interpreting `little FTC' acts similar to California's Section 17200." Id.

               The essence of ARV's Section 17200 claim against Emeritus is that Emeritus is engaging in unfair competition by attempting to elect its own slate of directors without first waiving every condition to its $17.50 per share tender offer. Pl.'s Br. at 24. However, because claims relating to the fairness of proxy contests and tender offers -- already extensively regulated under the 1934 Act and under California's General Corporation Law -- are not actionable under Section 17200, ARV cannot demonstrate the likely success of such a claim.(7)

------------
(7) Even if section 17200 does apply to securities claims, ARV still cannot show that Emeritus has engaged in any unfair, deceptive, or unlawful practice.

               C. ARV Cannot Clearly Establish Its Probable Success on the
                  Merits of Its Claim that Emeritus Has Breached or Will Breach Its Fiduciary Duties.

               ARV's argument that it is entitled to mandatory injunctive relief because it suspects that Emeritus might someday breach a fiduciary duty it would owe to ARV's shareholders is meritless. ARV claims that, if the day ever comes when Emeritus votes its proxies as instructed by a majority of ARV's shareholders, that very act will "crippl[e] ARV and its shareholders," at least in the event that Emeritus fails to close its $17.50 cash tender offer. Pl.'s Br. at 16. This hypothetical and paternalistic argument is contrary to law, fact and common sense. ARV turns corporate fiduciary law on its head, espousing a rule of law which, if correct, would allow corporate board members across California -- by the simple act of voting themselves golden parachutes -- to entrench themselves so completely that not even a majority of shareholders could vote them out of office. In the same vein, ARV asserts fiduciary duties that do not exist and predicts breaches that are already enjoined by California law. If Emeritus ever does succeed in becoming a controlling shareholder of ARV and breaches a fiduciary duty owed to shareholders, then, and only then, will ARV have a claim ripe for adjudication.

                    1. As a Minority Shareholder of ARV, Emeritus Owes No
                       Fiduciary Duties

               Notwithstanding ARV's astounding misstatement that "[t]here is no doubt that Emeritus is a controlling shareholder," the fact remains that Emeritus controls less than 10% of ARV's shares, and is not a member of any voting group. 2nd Busch Decl., Ex. N at 36.(8) Indeed, Emeritus cannot control more than 10% of ARV without triggering ARV's Poison Pill. For a variety of reasons, it is far from clear whether Emeritus' proxy solicitation will succeed or whether Emeritus will ever command sufficient influence over ARV such that Emeritus would owe the duties of a fiduciary to ARV's shareholders.

------------
(8) Emeritus owns just over 1 million shares of the more than 15.8 reflected in ARV's proxy materials, or less than 6.3%.

               ARV argues, however, that the possibility that Emeritus could eventually receive the proxies of a majority of ARV's shareholders currently renders Emeritus a "controlling shareholder." Pl.'s Br. at 19-20. Under this remarkable rule, since any proxy solicitation could theoretically succeed in garnering a majority of outstanding shares, any entity issuing proxy materials -- including ARV itself -- would qualify as a "controlling shareholder."

               The only case cited for this bizarre proposition is Beverly Hills Fed.. Savings. & Loan Ass'n v. Fed. Home Loan Bank Bd., 371 F. Supp. 306 (C.D. Cal. 1973). Not surprisingly, the case does not support the notion that Emeritus is a controlling shareholder of ARV. As the case title suggests, Beverly Hills Federal Savings involved a savings and loan association, not a corporation. For this reason, the "proxies" described in the district court's opinion are more similar to a voting trust than to the ministerial proxies of a corporate election: "the depositors and borrowers of the Association, as a matter of routine, . . . had signed proxies appointing Mr. Webb . . . .  At all times while the proxies were in effect, the Webb group was able to and did
exercise thereby effective control of the Association."   Id. at 309-10.
Clearly, Emeritus does not and never could exercise effective control of ARV by virtue of holding the valid proxies of a majority of ARV's shareholders. The proxies being solicited by Emeritus grant only the ministerial authority to vote shares as directed by the shareholder. The proxies do not grant Emeritus either the discretion to vote shares as it pleases or any managerial control over ARV. Similarly, it cannot be alleged that the proxies solicited by Emeritus, even if "transferred" to another entity, could effect a change in control of ARV. Cf. id.. at 314 (analogizing the transfer of Beverly Hills Federal Savings Association proxies to the sale of control of a corporation). Beverly Hills Federal. Savings is simply not apposite to this case.

               Because Emeritus owes no fiduciary duty to ARV's shareholders, ARV has failed even to state a claim for breach of fiduciary duty, let alone establish the probable success of such claim.(9)

------------
(9) It is particularly ironic that ARV urges that Emeritus is a controlling shareholder based on Emeritus' owernship of less than 10% of ARV's stock when ARV is simulataneously disputing in state court Emeritus' claim that Prometheus, owner of almost 40% of ARV's shares, is a controlling shareholder.

                   2. ARV Cannot Allege any Current Breach of Fiduciary Duty.

               Not only is Emeritus not yet a fiduciary, it has also not yet committed any breach. To disguise the fact that there is no ripe breach of fiduciary claim to bring, ARV offers its self-serving suspicions that Emeritus will one day violate fiduciary duties, and it asks this Court to speculate regarding what Emeritus might do if it comes to control ARV and if Emeritus elects to violate California law. However, until this unlikely pairing of events both come to pass, ARV cannot prevail on any breach of fiduciary duty claim.

                   3. ARV Has Otherwise Failed To State a Breach of Fiduciary
                      Duty Claim.

               ARV argues that, by becoming a controlling shareholder, Emeritus will necessarily trigger certain events which will cause harm to ARV and that, by triggering these harmful events, Emeritus will -- at the very moment it prevails in the election -- breach its fiduciary duties. The two principal harms that ARV refers to are, first, the increase in rent that may result when the change of control provisions in ARV's leases are triggered and, second, the payment of "golden parachute" severance packages to a number of management employees. Not only is this argument without any legal support; but, as has been characteristic of ARV's positions, it is one that privileges board entrenchment at the expense of the shareholders' exercise of their right to vote.

               First, ARV's current management, who clearly are determined to resist any change in control, are the very ones responsible for entering into the leases and employment agreements which contain the change of control provisions. Any rule which would allow a board to entrench itself against any takeover by enacting change of control provisions, and then filing breach of fiduciary duty claims against its contenders -- even when those contenders are supported by a majority of its own shareholders -- would fly in the face of basic principles of corporate democracy . See Hilton Hotels Corp. v. ITT Corp., 978 F. Supp. 1342, 1447 (D. Nev. 1997) ("[A board has power over the management and assets of the corporation, but that power that is not unbridled. That power is limited by the right of shareholders to vote for the members of the board."); Blasias Indus., Inc. v. Atlas Corp., 564 A.2d 651, 659 (Del. Ch. 1988) (noting that "shareholder franchise is the ideological underpinning on which directorial power rests.").

               Second, even were ARV's contentions not contrary to well established corporate law, the actual harm that ARV suggests will result from the triggering of the change of control provisions is highly speculative and greatly overstated. While stating only in conclusory terms that the "change of control" provisions might result in new, disadvantageous lease terms, ARV presents no evidence that this will in fact occur. Without having an opportunity to review the leases in their entirety (which ARV has denied to Emeritus), it is impossible to determine whether a "change of control" mandates a renegotiation of the lease.

               With respect to the golden parachutes, ARV's dire predictions are also unfounded. Again, absent factual support, ARV ruminates that many of the employees with golden parachutes "may be unable to resist the huge windfall of one to three years salary that they would be entitled to receive." Moreover, such an exodus would give Emeritus "the rare opportunity to hire some of ARV's best employees." Pl.'s Br. at 21. This is all mere speculation and, with Emeritus' recent supplemental disclosures, ARV's shareholders are now on notice that the risk may exist and are free to evaluate it in deciding how to vote their shares. Moreover, no located case holds that the victor in a proxy contest could properly be held responsible for triggering the golden parachutes of the board members he or she had just unseated. ARV's breach of fiduciary claims must be rejected.

5.             PLAINTIFF CANNOT CLEARLY ESTABLISH IRREPARABLE HARM.

               Contrary to ARV's contentions, if there is a time for this Court to consider equitable relief in this case, it is after the election of ARV's new board takes place. As set forth above, all material facts concerning Emeritus' offer have been disclosed, and it is now up to ARV's shareholders to decide whether or not to vote for Emeritus' director nominees. Nothing irreparable will occur until after the election takes place, at which time this Court would still have the ability to order any appropriate relief.

               Preliminarily, Emeritus' disclosure of ARV's complaint and legal memorandum in support of the instant injunction motion has provided ARV's shareholders with much, if not all, of the information ARV claims to be material. Accordingly, there is no basis for injunctive relief under the Exchange Act. See Capital Realty Investors Tax Exempt Fund Ltd. v. Dominium Tax Exempt Fund, L.L.P., 944 F. Supp. 250, 259 (S.D.N.Y. 1996) (purpose of injunctive relief under Section 14(a) is "to ensure that investors are provided in a timely fashion with the accurate information necessary to the intelligent exercise of the corporate franchise").

               Furthermore, it is well established that a party cannot establish irreparable harm under the disclosure provisions of the Securities Exchange Act by merely establishing the materiality of an omission. Rondeau, 422 U.S. at 64-65, 95 S Ct. at 2078-79 (1975). Rather, "courts must judge an application for equitable relief according to traditional principles which require a separate showing of irreparable harm," Onabanc Corp. v. Holtzman, 956 F. Supp. 250,256 (N.D.N.Y. 1997) -- a showing that ARV attempts to satisfy with only conclusory assertions.

               For example, the "harm to ARV's corporate governance" to which ARV refers presumably means only that the current board runs the risk of losing the election. Such a self-serving allegation of harm plainly cannot satisfy the heavy burden ARV bears in establishing its entitlement to mandatory injunctive relief. "Shareholders [sic] problems of proof" is another harm ARV alleges. Yet, not only is the meaning of this phrase indecipherable, but it has presented no evidence whatever that this "problem of proof" is likely to occur.

               Finally, ARV argues that it will be irreparably harmed if the change of control provisions in the leases and in the golden parachutes are triggered. However, for the reasons discussed supra, any conclusion that the Board's own entrenching mechanisms may, when effectively triggered, entitle the Board to use an injunction to prevent a challenge to its incumbency by proxy contest or tender offer, would subvert basic principles of corporate law.

6.             THE BALANCE OF HARDSHIPS FAVORS DENIAL OF INJUNCTIVE RELIEF.

               This Court should also deny the requested injunctive relief because the injunctive relief would impose a great burden on Emeritus.

               Courts in the Ninth Circuit evaluating preliminary injunctions are permitted to consider the hardships to both parties in the event that an injunction is granted or denied. Rendish, 123 F.3d at 1219. Moreover, where an injunction is mandatory, courts should weigh carefully the harm to the defendant, and should be `extremely cautious' about issuing the preliminary injunction. Committee of Cent. Am. Refugees, 795 F.2d at 1441 (9th Cir.
1986).

               A court order that had the effect of directing Emeritus to waive all of its financing conditions to its tender offer would be unprecedented and it would cause enormous harm to Emeritus. All tender offers include conditions. For many of the same reasons that few individuals would agree to pay for a house without first determining if it is structurally sound, checking for hidden costs and making certain that adequate financing is in place, so too the would-be acquirors of corporations routinely include analogous conditions to their tender offers. ARV's claim that an unconditional offer "imposes no burden on Emeritus," coming as it is from a sophisticated business entity, is disingenuous. The purpose of offers to purchase is not to eliminate conditions of sale, but to disclose them, so that investors -- not the boards of target companies -- can decide if those investors should tender their shares. To direct Emeritus to abandon its offer or invest hundreds of millions of dollars without, for example, some assurance that ARV's shareholder rights plan will not render its investment useless, clearly reduces Emeritus to a Hobson's choice benefitting no one but ARV's current Board.

7.             CONCLUSION.

               For the foregoing reasons, Emeritus respectfully requests that ARV's motion for injunctive and declaratory relief be denied in all respects.

DATED:  January 13, 1998

                                  GIBSON, DUNN & CRUTCHER LLP
                                  WAYNE W. SMITH, SBN 054593
                                  JOSEPH P. BUSCH, III, SBN 070340

                                  DAVIS POLK & WARDWELL
                                  MICHAEL P. CARROLL
                                  JAMES H.R. WINDELS


                                  By:   /s/ Joseph P. Busch, III
                                  ---------------------------------------
                                        Joseph P. Busch, III

                                  Attorneys for Defendants Emeritus Corporation and EMAC Corporation